Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

   Item 2: Affiliates Trading Activities on the ATS

   a.   **Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?**

   ☒ **Yes**   ☐ **No**

   If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

   The JPMS affiliates listed below are able, for their own or client accounts, (i) to enter or direct the entry of firm orders into JPMS' algorithms/SOR and (ii) to route firm orders to one or more of the JPMS business units identified in response to Part II, Item 1(a), which in turn are able to enter or direct the entry of firm orders into the algorithms/SOR. As described in Part III, Item 5, the algorithms/SOR is able to enter or direct the entry of Firm/Conditional Orders into JPB-X (using the "JPMS" MPID) based on the algorithms/SOR's own routing determinations or, with respect to the initial conditional order only, the routing determinations of the JPMS affiliates or JPMS business units. As non-FINRA members, the affiliates listed below do not have their own MPIDs.

   1.   Bear Stearns Asset Management Inc. ("BSAM") (regulated by the U.S. Securities and Exchange Commission ("SEC")), which is registered with the SEC as an investment adviser; BSAM and affiliated investment advisers comprise J.P. Morgan Asset Management, the investment management business of J.P. Morgan Asset & Wealth Management

   2.   China International Fund Management Co. Ltd. (regulated by the China Securities Regulatory Commission ("CSRC"), the People's Bank of China, and the State Administration for Industry & Commerce of the People's Republic of China), which issues and sells funds and engages in investment management and other businesses approved by CSRC

   3.   Highbridge Capital Management LLC (regulated by the SEC, Securities and Futures Commission in Hong Kong, and Financial Conduct Authority in the United Kingdom ("FCA-UK")), which is a registered investment adviser and has developed a diversified

investment platform, including hedge funds, daily liquidity products, and other similar investment products

4.   J.P. Morgan Alternative Asset Management Inc. (regulated by the SEC), which is a U.S. investment advisory branch of J.P. Morgan Asset Management

5.   J.P. Morgan Investment Management Inc. ("JPMIM") (regulated by the SEC, FCA-UK, Securities and Exchange Board India, Financial Supervisory Service in South Korea, and Financial Services Agency of Japan), which is registered with the SEC as an investment adviser; JPMIM and affiliated investment advisers comprise J.P. Morgan Asset Management

6.   J.P. Morgan Private Investments Inc. (regulated by the SEC), which is an investment adviser registered with the SEC and operates within the Asset & Wealth Management line of business

7.   J.P. Morgan Securities (Asia Pacific) Limited (regulated by the Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong), which engages in investment banking (corporate finance advisory and debt/equities securities origination and trading), market making of government bills and bonds, and the trading and marketing of FX, rate, money market, derivatives, cash equities, convertible bonds, distressed, and high yield assets

8.   J.P. Morgan Securities Asia Private Limited (regulated by the Monetary Authority of Singapore), which holds a Capital Markets Services license to deal in securities and advise on corporate finance

9.   J.P. Morgan Securities Australia Limited (regulated by the Australian Securities and Investments Commission), which a market, clearing, and settlement participant on the ASX and engages in stockbroking, equity research and services in the ETO market for wholesale clients and makes markets in and advises on equity swaps, OTC options, and exchange listed warrants

10.   ~~J.P. Morgan Securities Canada Inc. (regulated by the Investment Industry Regulatory Organization of Canada), which is a Canadian broker-dealer~~

10.   JPMorgan Asset Management (Asia Pacific) Limited (regulated by the Securities and Futures Commission in Hong Kong), which provides investment management services

11.   J.P. Morgan Securities (Far East) Limited (regulated by the Securities and Futures Commission in Hong Kong), which is a broker and lead underwriter in PRC and engages in securities dealing and investment banking activities in its Seoul Branch

12.   J.P. Morgan Securities plc (regulated by the FCA-UK and Prudential Regulation Authority in the United Kingdom), the principal activity of which is to be a booking and processing entity for investment banking activities initiated by other JPMorgan Chase & Co. ("JPMC") entities

13.   J.P. Morgan (Suisse) SA (regulated by the Swiss Financial Market Supervisory Authority), which serves Swiss and international clients across the Private Banking and Investor Services lines of business

14.   ~~J.P. Morgan Trust Company (Bahamas) Limited (regulated by the Securities Commission of the Bahamas and Central Bank of the Bahamas), which provides trustee and corporate administration services to fiduciary structures established b individual clients of Wealth Management~~

15.   ~~J.P. Morgan Trust Company (Cayman) Limited (regulated by the Cayman Islands Monetary Authority), which provide trustee services to fiduciary structures established by individual clients of Wealth Management and to unit trusts established by CIB Trust & Fiduciary Services and provides fund of hedge fund custody services and Cayman fund administration~~ JPMorgan Asset Management (Europe) S.a.r.l. (regulated by the Commission de Surveillance du Secteur Financier), which is an investment management and management company

15.   55I, LLC (regulated by the SEC), which is a registered investment adviser and provides advisory services associated with tax harvesting solutions as well as ongoing trading and rebalancing services for clients

16. ~~JF Asset Management~~ J.P. Morgan Markets Limited (regulated by the ~~Securities and Futures Commission in Hong Kong~~FCA-UK), which engages in ~~investment management~~global credit and equities trading

17.   ~~JF International Management Inc. (regulated by the Securities and Futures Commission in Hong Kong), which is an investment adviser~~

18. ~~JPMorgan Asset Management (Japan) Limited (regulated by the Financial Services Agency of Japan), which engage in investment trust management, non-discretionary investment advisory services and discretionary investment management services, and the offering of beneficiary certificates of investment trusts and shares of non-Japanese pooled funds~~

~~19~~18. JPMorgan Asset Management (Singapore) Limited (regulated by the Monetary Authority of Singapore), which engages in fund management

~~20~~19. JPMorgan Asset Management (Taiwan) Limited (regulated by the Financial Supervisory Commission and Investment Commission of Ministry of Economic Affairs in Taiwan), which is an investment manager and securities investment trust

~~21~~20. JPMorgan Asset Management (UK) Limited (regulated by the FCA-UK), which is a discretionary investment adviser

~~22~~21. JPMorgan Chase Bank, National Association (regulated by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, and Federal Deposit Insurance Corporation in the United States; Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong; Monetary Authority of Singapore; and FCA-UK and Prudential Regulation Authority in the United Kingdom), which is a wholly owned bank subsidiary of JPMC

~~23~~22. JPMorgan Chase Funding Inc. (regulated by the Board of Governors of the Federal Reserve System), which may engage in activities permitted for a financial holding company as set forth in Board Regulation Y

~~24~~23. JPMorgan Gestion, Sociedad Gestora de Instituciones de Inversion Colectiva, S.A. (regulated by the Spanish Securities Market Commission), which is a Spanish management company of collective investment schemes

~~25~~24. JPMorgan Securities Japan Co., Ltd. ("JPMSJ") (regulated by the Financial Services Agency of Japan), which underwrites and trades securities, offers and brokers securities transactions, advises clients on business strategies, capital structures, and financial strategies, and engages in M & A derivative transactions booked outside of JPMSJ

~~26. Ord Minnett Limited (regulated by the Australian Securities & Investments Commission), which offers stock trading and financial planning services to both retail and institutional clients~~

~~27~~

25. Security Capital Research & Management Incorporated ("SCRM") (regulated by the SEC), which is registered with the SEC as an investment adviser; SCRM and affiliated investment advisers comprise J.P. Morgan Asset Management

~~28~~26. J.P. Morgan ~~AG~~SE (regulated by the German Federal Financial Supervisory Authority, German Central Bank, and European

4

Central Bank), which is a wholly owned bank subsidiary of JPMC

Part III: **Manner of Operations**

   Item 21: Trade Reporting

      a.   **Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.**

Once a cross has been executed, the trade is reported by JPMS to a recognized trade reporting facility of a self-regulatory organization ("SRO") in accordance with applicable SRO rules. JPB-X does not cross principal orders with other principal orders. JPMS currently reports trades to the FINRA/Nasdaq Trade Reporting Facility (FINRA/Nasdaq TRF Carteret) or, as a backup, the FINRA Alternative Display Facility. JPMS also maintains audit trail information for orders submitted to JPB-X as required by ~~Order~~Consolidated Audit Trail ~~System~~("CAT") reporting. JPMS will not submit ~~OATS~~CAT reports for conditional ~~orders~~order messages in compliance with FINRA's ~~OATS~~CATNMSPLAN Frequently Asked Question - Compliance Number ~~C76~~B40.

Document comparison by Workshare 10.0 on Monday, June 27, 2022 1:48:47 PM

Input:	
Document 1 ID	iManage://jpmc.cloudimanage.com/AMER_ACTIVE/78879734/1
Description	#78879734v1<jpmc.cloudimanage.com> - JPB-X Form ATS-N (DRAFT Updating Amendment CHANGES ONLY)
Document 2 ID	iManage://jpmc.cloudimanage.com/AMER_ACTIVE/78879734/2
Description	#78879734v2<jpmc.cloudimanage.com> - JPB-X Form ATS-N (DRAFT Updating Amendment CHANGES ONLY)
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